FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

06014630

RECEIVED
2006 JUN 23 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

# ASX RELEASE

SUPPL

**The following release was made to the Australian Stock Exchange Limited today:**

Fosters Brewing Group

**"Foster's Sells Shanghai Brewing Business"**

**Released: 15 June 2006**

**Pages: 3**
**(including this page)**

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

**FILE NO: 082-01711**

6/23

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

15 June 2006

## FOSTER'S SELLS SHANGHAI BREWING BUSINESS

Foster's Group Limited (Foster's Group) today agreed to sell its Shanghai brewing business and local Chinese beer brands to Suntory Limited for an undisclosed amount.

Foster's Group retains ownership and distribution rights for Foster's Lager (and its other international beer brands) in China and is committed to developing the brand in China and the high growth Asian markets.

The transaction is unconditional and is expected to complete on Tuesday, 20 June 2006.

---

Further information:

**Media**

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

**Investors**

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

## Additional Information

### *Foster's Group in China*

Foster's Group entered the Chinese market in 1993, acquiring majority stakes in the Shanghai, Guangdong and Tianjin breweries, Foster's Group sold the Guangdong and Tianjin breweries in 1999.

The Foster's Shanghai brewery was originally built in 1935 and has undergone two significant capacity and technology upgrades, the first in 1987 and the second in 1997. With production capacity of 1 million hectolitres, the brewery produces the Shanghai Lager, Guangming, Qing Yi, Yi Hao and has been brewing the Foster's Lager brand since 1997.

### *The Foster's Brand*

First brewed in 1888 by the Foster brothers in Melbourne, Australia, Foster's Lager is one of the world's best beers. As one of only a handful of truly global beer brands, Foster's in now available in over 150 countries. Foster's is one of the fastest growing international premium beer brands in the world and has enjoyed international growth of 40% since 1997. Foster's is brewed in 12 countries, at 17 locations with over 100 million cases of Foster's sold annually.

### *Suntory in China*

In 1984, Suntory established China Jiangsu Suntory Foods Co., Ltd. in Lianyungang, Jiangsu Province, as the first foreign company to become a joint venture brewer in China. The company entered the fast growing beer market in Shanghai in 1995 and achieved the number one position in Shanghai in 1999.

Suntory Shanghai has maintained a steady growth and produced and sold the first draft beer in the region. In 2005, Suntory acquired the Shanghai Donghai Brewery, and now holds a 54% market share in Shanghai area.


77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com